Exhibit 4.1

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS PROMISSORY NOTE UNDER SUCH SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO DAKOTA PLAINS HOLDINGS, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

AMENDED AND RESTATED SENIOR UNSECURED PROMISSORY NOTE

$	December , 2013
Wayzata, Minnesota

FOR VALUE RECEIVED, Dakota Plains Holdings, Inc., a Nevada corporation (the “Company”) promises to pay to (“Lender”), or his/her/its successors and assigns, at such place as Lender may designate from time to time, the principal amount of     ($ ).

1.	Maturity. All outstanding amounts under this Promissory Note will be due and payable in full at 4:00 pm Central time on 201 (the “Maturity Date”) unless otherwise payable earlier in accordance with the terms of this Promissory Note.
2.	Interest. The unpaid principal amount of this Promissory Note will bear twelve percent (12.0%) simple annual interest. Upon execution of this Promissory Note, all accrued but unpaid interest will be first due and payable in arrears on , 2013. Thereafter, all accrued but unpaid interest will be due and payable in arrears on the last day of each of the Company’s fiscal quarters.
3.	Unsecured Obligation. This promissory note represents a senior unsecured obligation of the Company and will not be subordinate to any other debt of the Company now existing or hereafter incurred. Notwithstanding the foregoing, this Promissory Note will rank pari passu with all other senior unsecured obligations of the Company with respect to right of payment and priority.
4.	Prepayment. The principal amount and all accrued but unpaid interest payable to Lender under this Promissory Note may be prepaid, in whole or in part without penalty or premium and without the prior written consent of Lender, at any time after March 31, 2013. Any amounts prepaid may not be re-borrowed by the Company pursuant to this Promissory Note.
5.	Additional Indebtedness. Except for the replacement, renewal or refinancing of Indebtedness for Borrowed Money (as hereinafter defined) outstanding at the date of this Promissory Note (provided that such replacement, renewal or refinancing will not result in an increase of the principal amount of such indebtedness outstanding or potentially outstanding), and except as hereafter provided, without the prior consent of the holders of a majority of the then outstanding principal amount of the promissory notes maturing on the Maturity Date and issued within three (3) months of the date of issuance of this Promissory Note and having substantially the same terms and provisions of this Promissory Note (collectively, the “Series Notes”), the Company may not incur additional Indebtedness for Borrowed Money. For purposes of this Promissory Note, “Indebtedness for Borrowed Money” means any obligation for borrowed money or for the acquisition of property or any obligation evidenced by a promissory note or similar instrument that, under generally accepted accounting principles, is shown on the balance sheet as a liability, including but not limited to any Capitalized Lease Obligations (as defined herein) but specifically not including trade accounts payable arising in the ordinary course of business so long as such payables are not outstanding for more than sixty (60) days.

(a)	However, the Company may, without such prior consent, incur additional Indebtedness for Borrowed Money (and then only to the extent necessary):
(i)	at any time within three (3) months of the date of issuance of this Promissory Note in connection with the issuance of additional Series Notes;
(ii)	in connection with the issuance of senior unsecured promissory notes bearing no greater than twelve percent (12.0%) simple annual interest in connection with those certain Adjustment, Extension and Loan Agreements entered into between the Company the Lenders named therein on or around December , 2013;
(iii)	in connection with the acquisition of equipment or other assets used in the business of the Company, so long as the indebtedness is:
(1)	secured by conditional sales contracts, title retention agreements or other purchase money security interests; or
(2)	constitutes lease payment obligations under leases that are required to be capitalized under generally accepted accounting principles (“Capitalized Lease Obligations”); or
(iv)	that is unsecured and expressly subordinated in right of payment to the Series Notes. For purposes hereof.
6.	Events of Default. The unpaid balance of this Promissory Note will, at the option of Lender, become immediately due and payable upon the occurrence of any one or more of the following events of default:
(a)	The Company shall fail to pay any sum hereunder when due and such failure shall continue for ten (10) days after such payment is due;
(b)	The Company shall become insolvent, unable to pay its debts as they mature, admit in writing its inability to pay its debts as they mature, become or be adjudicated bankrupt or shall voluntarily file a petition for bankruptcy;
(c)	The Company shall make a general assignment for the benefit of creditors; or

(d)	The Company shall apply for appointment of a receiver or a trustee for any substantial portion of its property or assets or shall permit the appointment of such receiver or trustee who is not discharged within a period of thirty (30) days after such appointment.
7.	Miscellaneous.
(a)	The Company hereby waives presentment, demand, protest, notice of dishonor, diligence and all other notices, any release or discharge arising from any extension of time, discharge of a prior party, or other cause of release or discharge other than actual payment in full hereof.
(b)	If any provisions of this Promissory Note would require the Company to pay interest hereon at a rate exceeding the highest rate allowed by applicable law, the Company shall instead pay interest under this Promissory Note at the highest rate permitted by applicable law.
(c)	This Promissory Note shall be governed by and construed in accordance with the laws of the State of Minnesota without giving effect to any choice or conflict of law provision or law that would cause the application of the laws of any other jurisdiction other than the State of Minnesota.
8.	Restatement; Prior Note. This Promissory Note replaces in its entirety and is in substitution for but not in payment of $ aggregate principal amount of the promissory note due 201 , made by the Company in favor of Lender (the “Prior Note”), and does not and shall not be deemed to constitute a novation thereof. Such replaced promissory note shall be of no further force or effect with respect to the aggregate principal amount of this Promissory Note and any outstanding indebtedness under the Prior Note up to the aggregate principal amount of this Promissory Note, including, without limitation, unpaid principal amounts under the Prior Note as of the date of this Promissory Note, are hereby deemed indebtedness evidenced by this Promissory Note and are incorporated herein by this reference without increasing or modifying the stated principal amount of this Promissory Note.
9.	Conversion. This Promissory Note is subject to conversion pursuant to Section 3(b) of that certain Adjustment, Extension and Loan Agreement entered into between the Company and Lender on or around December , 2013.

IN WITNESS WHEREOF, the Company has executed this Promissory Note as of the date first written above.

DAKOTA PLAINS HOLDINGS, INC.

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